FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press Release dated April 6, 2006, entitled, “Telecom Argentina Announces its Intention to Make a Note Payment on Series A and B Notes.”

Item 1

FOR IMMEDIATE RELEASE
Market Cap: Pesos 7.9 billion
April 6, 2006
Contacts:

Pablo Caride
Pedro Insussarry
Mariano Martire
Telecom Argentina
(54-11) 4968-3718/3743

TELECOM ARGENTINA ANNOUNCES ITS INTENTION TO MAKE A

NOTE PAYMENT ON SERIES A AND B NOTES

Buenos Aires, April 6, 2006 – Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO) (“Telecom Argentina” or the “Company”) announced today its intention to make a Note Payment (as defined in the Indenture of the Notes) on Series A Notes (due 2014) and Series B Notes (due 2011), together the “Notes”, on April 18, 2006 or as soon as practicable thereafter. This Note Payment will result in the payment in whole of the principal amortization scheduled to be paid on October 15, 2008 and April 15, 2009 (in total equivalent to 7.54% of Series A Notes and 15.00% of Series B Notes).

The payment of the principal amortization scheduled for October 15, 2008 will be made entirely with Excess Cash as of December 31, 2005. The payment of the principal amortization payment scheduled for April 15, 2009 will be partially made with Excess Cash as of December 31, 2005 and partially made as a voluntary prepayment. The voluntary prepayment will result in a reduction of Excess Cash amounts payable under the Notes on the next Mandatory Prepayment Date (as defined in the Indenture of the Notes).

Payment shall be made to the holders of the Notes held in global form through the settlement systems of DTC, Euroclear and Clearstream, as applicable. Payments to holders of Notes in certificated form will be made by wire transfer to the accounts of the respective holders.

For additional information, please contact:

Telecom Argentina S.A.

Investor Relations Department

Pedro Insussarry

Mariano Martire

Gastón Urbina

Astrid Burger

Tel: (54 11) 4968-3628

Fax: (54-11) 4313-5842

Email : relinver@ta.telecom.com.ar

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Telecom Argentina is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom Argentina is one of Argentina’s largest telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom Argentina common stock is listed on the Buenos Aires Stock Exchange under the ticker “TECO2” and Telecom Argentina ADSs are listed on the New York Stock Exchange under the ticker “TEO”.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom Argentina’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. Telecom Argentina undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Argentina’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult Telecom Argentina’s annual report on Form 20-F, as well as periodic filings submitted on Form 6-K, which are filed with or furnished to the SEC.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 12, 2006	By:	/s/ Gerardo Werthein
	Name:	Gerardo Werthein Vice-President
Title: